15026570

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SEC MAIL PROCESSING SECTION RECEIVED MAY 26 2015 WASH, D.C. 189

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ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC FILE NUMBER
8- 66707

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Redrock Trading Partners, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2605 Walton Way
(No. and Street)

Augusta (City) GA (State) 30904 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thone Plummer 520 405 2277
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Semple, Marchal & Cooper
(Name – *if individual, state last, first, middle name*)

2700 North Central Ave, #900 (Address) Phoenix (City) AZ (State) 85004 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAY 26 2015 REGISTRATIONS BRANCH 17

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Ty 5/28

OATH OR AFFIRMATION

I, Thane Plummer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Redrock Trading Partners, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TERESA B. JENKS NOTARY PUBLIC COLUMBIA COUNTY, GA Exp. Feb. 20, 2018

Signature

Managing Director
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REDROCK TRADING PARTNERS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2014

Red Rock Trading Partners, LLC

Table of Contents

SEMPLE, MARCHAL & COOPER, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
SMC
2700 NORTH CENTRAL AVENUE, NINTH FLOOR, PHOENIX, ARIZONA 85004-1147

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Redrock Trading Partners, LLC

We have reviewed management's statements, included in the accompanying Exemption Report SEC Rule 17a-5(d)(4). In which (1) Redrock Trading Partners, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Redrock Trading Partners, LLC claimed an exemption from 17 C.F.R. § 240. 15c3-3, (2)(i) of the provisions of the Customer Protection Rule, which shall not be applicable to a broker or dealer who, carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Redrock Trading Partners, LLC", and (2) Redrock Trading Partners, LLC stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. Redrock Trading Partners, LLC's management is responsible for the compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Redrock Trading Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k), (2)(i) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

Semple, Marchal + Cooper, LLP

Certified Public Accountants

Phoenix, Arizona
March 2, 2015

REDROCK TRADING PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash and Cash Equivalents	$ 5,058
Cash - Restricted	1,000
Member Subscription Receivable	10,435
Other Assets	1,779
Total Assets	$ 18,272

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accounts Payable and Accrued Expenses	$ 10,607
Total Liabilities	10,607
Members' Equity	7,665
Total Liabilities and Members' Equity	$ 18,272

The accompanying notes are an integral part
of the financial statements

REDROCK TRADING PARTNERS, LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2014

Income	
Fees	$ 16,977
Interest Income	3
Total Income	16,980
Expenses	
Regulatory Fees and Expenses	5,574
Professional Fees	19,975
Commissions	8,000
Other Expenses	1,674
Total Expenses	35,223
Net Loss	$ (18,243)

The accompanying notes are an integral part
of the financial statements

REDROCK TRADING PARTNERS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the Year Ended December 31, 2014

Balance, January 1, 2014	$ 8,434
Net Loss	(18,243)
Member Contributions	17,474
Balance, December 31, 2014	$ 7,665

The accompanying notes are an integral part
of the financial statements

REDROCK TRADING PARTNERS, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2014

Cash flows from operating activities:		
Net loss	$	(18,243)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Other assets		(1,076)
Accounts payable - trade		10,388
Net cash used in operating activities		(8,931)
Cash flows from financing activities:		
Member Contributions		6,498
Net cash provided by financing activities		6,498
Decrease in cash and cash equivalents		(2,433)
Cash and cash equivalents, beginning of year		7,491
Cash and cash equivalents, end of year	$	5,058
The Company had the following non-cash investing and financing activities:		
Non-cash Member contributions - subscribed and in-kind	$	10,976

The accompanying notes are an integral part
of the financial statements

Note 1
Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Redrock Trading Partners, LLC (the "Company") was formed on May 24, 2004 in the State of Arizona as a Limited Liability Corporation (LLC). The LLC was re-domiciled in Georgia on August 12, 2006. The Company is a registered broker-dealer under the provisions of the Securities Exchange Act of 1934. The Company began operations as a broker-dealer in April 2005. The Company provides services on behalf of clients for the purchase and/or sale of securities and private placements. During 2014, 95% of the Company's revenues were derived from one transaction.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with a maturity of 90 days or less at the time of purchase to be cash equivalents.

Restricted Cash

Restricted cash represents a deposit maintained at a clearing brokerage.

Member Subscription Receivable

Pursuant to an agreement dated November 3, 2014, a member of the Company agreed to assume responsibility for payment of an expense owed by the Company. This assumption has been recorded as a member subscription receivable as of December 31, 2014. The expense, in the amount of $10,435, was paid by the member on January 21, 2015.

Income Taxes

The Company is recognized as a partnership for income tax purposes under the provisions of the Internal Revenue Code for Limited Liability Companies. As a result, income and losses of the Company are passed through to the members for income tax reporting purposes. Accordingly, no provision has been made for federal or state income taxes. The tax returns of the past three years have not been audited, and could be subject to audit.

Fair Value of Financial Instruments

The Company's financial assets and liabilities are reported in the statement of financial condition at market or fair value or at carrying amounts that approximate current fair value. Financial instruments consist principally of cash, restricted cash and payables.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Note 1
Nature of Business and Summary of Significant Accounting Policies (Continued)

Fair Value of Financial Instruments (continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are items (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the market participants would use in pricing the asset or liability.

The carrying amounts of cash and cash equivalents, restricted cash, member subscription receivable and accounts payable, approximate fair value given their short-term nature, a level 3 input.

Note 2
Concentrations of Credit Risk

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2014, the Company had no cash in excess of the FDIC insured limits. The Company has not experienced any losses in such accounts.

Note 3
Net Capital Requirements

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Rule 15c3-1 requires the maintenance of minimum net capital of $5,000, as defined, and requires that aggregate indebtedness, as defined, shall not exceed 15 times net capital. At December 31, 2014, the Company had net capital, as defined, of $(5,851), which falls short of the net capital requirement of $5,000 by $(10,851). Due to this fact Redrock Trading Partners filed a 17a-11 notification with the SEC and FINRA as of March 2, 2015. At December 31, 2014, the Company had a ratio of aggregate indebtedness to net capital of (181)%.

Note 4
Clearing Agreement, Restricted Cash and Other Assets

The Company has entered into an agreement with a clearing company, whereby the clearing company would execute any customer trades. Net commissions earned are credited to an account in the Company's name. Under this agreement the Company is required to keep a minimum balance of $1,000 in the account of the clearing company.

The Company also has $1,617 in a FINRA Flex account at December 31, 2014, which is reported as other assets on the accompanying balance sheet.

Note 5
Related Party and Non-Cash Transactions

Certain expenses of the Company in 2014 in the amount of $541 were assumed and paid directly by one of its members, in addition to $10,435 assumed for payment of professional fees in January 2015. During the year ended December 31, 2014, the Company incurred and paid $6,590 in fees from an entity that was a non-controlling member of the Company at the time such fees were incurred and paid.

Note 6
Subsequent Events

Management has evaluated subsequent events through May 5, 2015, the date on which the financial statements were available to be issued.

Note 7
Restatement

These financial statements had been previously issued but have been modified to reflect the assumption of a liability of the Company by a member, which was not paid until January 21, 2015. The result of the modification is to record a subscription receivable from the member (see Note 1) and an offsetting account payable in the amount of $10,435 on the statement of financial condition as of December 31, 2014. The adjustment had no effect on the previously reported results of operations. However, the subscription receivable is not an allowable asset in the calculation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and as such the Net Capital calculation has been adjusted to reflect this change, as well as to reflect a $162 adjustment in a net account payable. The Company was not in compliance with its net capital requirement either before or after the restatement.

REDROCK TRADING PARTNERS, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014

NET CAPITAL		
Total member's capital from the statement of financial condition	$	7,665
Deductions		
Nonallowable assets:		
Cash - restricted		1,000
Other assets and petty cash		2,081
Member subscription receivable		10,435
Net capital	$	(5,851)
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required - higher of 6-2/3% times aggregate indebtedness or $5,000	$	5,000
Excess net capital	$	(10,851)
Excess net capital at 1,000% (Net capital less 10% of total aggregate indebtedness)	$	(11,912)
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness included in the statement of financial condition	$	10,607
Ratio of aggregate indebtedness to net capital		(1.81) to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital per Part II of Form X-17A-5, as amended	$	(5,851)
Adjustments		-
	$	(5,851)
Total aggregate indebtedness per Part II of Form X-17A-5, as amended	$	10,607
Adjustments		-
	$	10,607

This information is an integral part of the accompanying financial statements

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014

The Company claims exemption from Rule 15c3-3 under Sections 15c3-3(k)(2)(i), and therefore schedules showing the Computation and Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and the Schedule of Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission are not required.

REDROCK
TRADING PARTNERS

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
(202) 942-8088

March 1, 2015

Re: Redrock Trading Partners Exemption Report

Redrock Trading Partners ("Redrock") is a "non-carrying broker/dealer" and the following statements are made to the best knowledge and belief of the managers and directors of Redrock:

1. Redrock claims exemption from Rule 15c3-3 under the following provision in paragraph (k) of Rule 15c3-3:

> *(2) The provisions of this section shall not be applicable to a broker or dealer: (i) Who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)"; or*

2. Without exception, Redrock has met the identified provision in paragraph (k) of Rule 15c3-3 throughout the most recent fiscal year of 2014.

Sincerely yours,

Thane Plummer
Managing Director
Redrock Trading Partners, LLC

2605 Walton Way Augusta, GA 30904 Phone (706) 364-2567 Fax (800) 704-1964
Member FINRA